As filed with the Securities and Exchange Commission on 30 April 2003

Registration No. 333-34519

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 7
TO
FORM S-20
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OM LONDON EXCHANGE LIMITED
(Exact name of registrant as specified in its charter)
131 Finsbury Pavement
London, England EC2A 1NT
Telephone: 011 (44) 20 7065 8000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
CT Corporation System
1025 Vermont Avenue, N.W.
Washington, D.C. 20005
Telephone: (202) 393-1747
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Amending Part I, II, III and IV

Copies of all communications to:
Derek Oliver, Esquire
OM London Exchange Limited
131 Finsbury Pavement
London EC2A 1NT
England

OM LONDON EXCHANGE LIMITED

CROSS REFERENCE SHEET SHOWING LOCATION IN THE PROSPECTUS OF
INFORMATION REQUIRED BY ITEMS OF FORM S-20

Item Number and Caption	Prospectus Section

Forepart of the Registration Statement and Outside Front Cover of Prospectus	Cover Page
Enforceability of Civil Liabilities Against Foreign Persons	Cover Page
Description of Registrant	OM London Exchange Limited
Description of Securities to be Registered	OM London Exchange Limited -
Description of Options

PROSPECTUS

OM LONDON EXCHANGE LIMITED

PUT AND CALL OPTIONS

This Prospectus pertains to put and call options contracts (“Options”) issued by OM London Exchange Limited (the “OM London Exchange”) that are traded in markets maintained by securities exchanges under the oversight of securities regulatory authorities in the United Kingdom (“UK”) and Sweden.

Certain types of transactions in Options involve a high degree of risk and are not suitable for many investors. Investors should understand the nature and extent of their rights and obligations and be aware of the risks involved. An options disclosure document containing a description of the risks of Options transactions is required, under U.S. law, to be furnished to Option investors. That document is entitled “Special Characteristics and Risk of Options Contracts Traded at the OM London Exchange.” Investors may obtain a copy of that document from the OM London Exchange on request by mail to 131 Finsbury Pavement, London, EC2A 1NT, England, or by telephone: 011 (44) 20 7065 8000 or from a US broker that is a member of the OM London Exchange or that maintains a correspondent relationship with an OM London Exchange member. That document is also available electronically by accessing the OM London Exchange’s Internet address: http://www.om.com/. That document is not part of this Prospectus, and it is not incorporated herein by reference or otherwise.

Financial statements of the OM London Exchange and Stockholmsbörsen and certain additional information contained in Part II of the registration statement of which this Prospectus forms a part, other than exhibits, may be obtained without charge on request from the OM London Exchange at the address below. The exhibits contained in Part II may be obtained from the OM London Exchange or the United States Securities and Exchange Commission (“SEC”) on payment of an appropriate fee or from the SEC’s Internet address: http://www.sec.gov.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

OM LONDON EXCHANGE LIMITED

131 Finsbury Pavement
London, England EC2A 1NT
Telephone: 011 (44) 20 7065 8000

The date of this Prospectus is 30 April 2003.

No person has been authorised to give any information or to make any representations on behalf of the OM London Exchange other than those contained in this Prospectus or the options disclosure document, and, if given or made, such other information or representations must not be relied on as having been authorised by the OM London Exchange. This Prospectus does not constitute an offer to sell Options in any jurisdiction in which, or to any persons to whom, it is unlawful to make such offer. The delivery of this Prospectus does not imply that the information herein is correct as of any time subsequent to its date.

A U.S. person desiring to effect transactions in OM London Exchange issued options can generally do so through a U.S. broker that is a member of the OM London Exchange or that maintains a correspondent relationship with an OM London Exchange member. Investors should bear in mind that, as discussed below, the OM London Exchange and its non-U.S. member brokers are not subject to regulation by the SEC and are not generally subject to the requirements of the securities or other laws of the U.S and may not be subject to the jurisdictions of courts in the U.S.

Every Option issued by the OM London Exchange and purchased by a U.S. person (within the meaning of Regulation S, 17 C.F.R. Section 230.902(o), under the Securities Act of 1933, as amended (the “Securities Act”)) is registered under the Securities Act, and all such purchasers of Options are entitled to the protection of that Act. However, the OM London Exchange is a private limited company incorporated in England and Wales. All of the OM London Exchange’s current directors and executive officers and certain of the experts named herein are residents of the UK or Sweden. A substantial portion of the assets of the OM London Exchange and of such other persons is located outside the U.S. For these reasons, it may be difficult or impossible for investors to effect service of process within the U.S. on such persons with respect to matters arising under the U.S. federal securities laws or to enforce against them in U.S. courts judgments of such courts predicated upon the civil liability provisions of the U.S. federal securities laws. The OM London Exchange has been advised by external counsel that there is doubt as to the enforceability in the UK of originating actions or of actions for enforcement of judgments of U.S. courts for liabilities predicated upon the U.S. federal securities laws. Enforceability is subject to the commencement of fresh proceedings before UK courts based on judgments of the relevant U.S. courts and is further subject to various additional UK rules.

Although the OM London Exchange and its members are subject to regulation by governmental authorities in the UK, they are not subject to the regulatory jurisdiction of the SEC under the provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that govern national securities exchanges, brokers or dealers, except that certain members may be subject to the regulatory jurisdiction of the SEC under the Exchange Act by virtue of such members’ broker or dealer activities in the U.S. Therefore, although U.S. persons may be able to avail themselves of remedies under the Exchange Act as against their U.S. brokers, these remedies will generally not be available to U.S. persons and U.S. brokers as against the OM London Exchange and those of its members that are not subject to the regulatory jurisdiction of the SEC (“Foreign Members”). Although certain remedies may be available to U.S. persons and U.S. brokers as against the OM London Exchange and its Foreign Members under UK law, in order to seek relief under such law it may be necessary to commence legal actions in UK courts. Further, where a Foreign Member of the OM London Exchange has no direct relationship with a U.S. person, but simply acts as a correspondent of the U.S. person’s U.S. broker, the U.S. customer may be unable to assert any claims directly against the Foreign Member. However, U.S. brokers that do have a direct relationship with Foreign Members of the OM London Exchange may not suffer that same disability. As a practical and legal matter, it may be difficult or impossible for U.S. persons or U.S. brokers to assert any rights under either U.S. or UK law as against UK persons involved in the handling of Options transactions.

OM LONDON EXCHANGE LIMITED

OM London Exchange is a private limited company, which was incorporated in England and Wales on 30 January 1989. Its company registration number is 2340701. On 12 December 1989 it was granted the status of a Recognised Investment Exchange by the Securities and Investments Board (“SIB”) which changed its name to the Financial Services Authority (“FSA”) in October 1997. OM London Exchange Limited changed its name from OMLX, The London Securities and Derivatives Exchange Limited on 11 December 1998.

OM London Exchange is a wholly-owned subsidiary of Stockholmsbörsen AB (“Stockholmsbörsen”). Stockholmsbörsen was previously known as OM Stockholm Exchange AB. Stockholmsbörsen is a wholly owned subsidiary of OM AB (publ) (“OM”). OM is the parent company of the OM Group. OM was incorporated in Sweden in 1984 under its previous name of Stockholm Optionsmarknad OM Fondkommission AB and is listed on the Swedish Stock Market. Stockholmsbörsen’s and OM’s principal office is at Norrlandsgatan 31, SE – 105 78 Stockholm, Sweden and its telephone number is 011 (46) 8 405 6000.

The OM London Exchange’s principal business is operating as a Recognised Investment Exchange in the UK. Its activities as a Recognised Investment Exchange are regulated by the FSA pursuant to the Financial Services and Markets Act of 2000. As part of its business, OM London Exchange issues the Options, provides facilities for the clearance and settlement of Options transactions and provides incidental services to its members. The OM London Exchange is managed by a board of directors consisting of five directors. The principal offices of the OM London Exchange are located at 131 Finsbury Pavement, London, England EC2A 1NT, telephone: 011 (44) 20 7065 8000. Prior to 1 May 2001 the principal and registered offices of the OM London Exchange were located at 107 Cannon Street, London, EC4N 5AF.

DESCRIPTION OF OPTIONS

The Options covered by this Prospectus are standardised put and call options issued by and listed for trading on the OM London Exchange. As of the date of this Prospectus, Options are traded or approved for trading on certain equity securities issued by certain Swedish companies (“Stock Options”) and on the OMX Index (“Index Options”). Options may be traded on other underlying interests in the future.

OM London Exchange anticipates that at a date to be confirmed it will transfer its equity derivative exchange operations to EDX London Limited. OM London Exchange will remain the issuer of the Options but following such transfer the exchange facilities on which such Options are traded will be provided by EDX London Limited.

This transfer will not occur until EDX London Limited is recognised by the FSA as a Recognised Investment Exchange.

No certificates are issued by the OM London Exchange in respect of the Options covered by this Prospectus. The rights and obligations of parties to Options transactions are evidenced by statements issued by the OM London Exchange to members showing the details of registered Options. Investors look to the confirmations they receive from OM London Exchange members to confirm their positions as holders or writers of Options.

The rights and obligations of the parties to Options transactions effected on the OM London Exchange are set out in full in the OM London Exchange’s Rulebook, copies of which may be obtained as described under “Additional Information” below. The following briefly summarizes such rights and obligations.

Purchases of Options by U.S. persons must generally be made through a U.S. broker that is a member of the OM London Exchange or that maintains a correspondent relationship with an OM London Exchange member. Once an OM London Exchange member receives an order for an Option, the member will purchase the Option directly from the OM London Exchange and then resell the Option to the U.S. person.

Following execution of a transaction in an Option between the OM London Exchange and one of its members, the Option typically is registered in such member’s omnibus account for the registration of Options entered into by the member on behalf of its customers.

On registration of an Option, the OM London Exchange enters into registered contracts so that:

(i)	Where a member is the seller of such Option, the OM London Exchange will enter into a registered contract as buyer from the member; and
(ii)	Where a member is the buyer of such Option, the OM London Exchange will enter into a registered contract as seller to the member.

Following registration, the rights and obligations of a counterparty to an Options transaction are held against the OM London Exchange. Accordingly, the OM London Exchange is obliged to purchase or to sell the underlying stock of the Stock Option at the stated exercise price or to pay the exercise settlement amount for a cash-settled Index Option on exercise of the Option by a member. In common with other clearing organisations, the OM London Exchange maintains a neutral or balanced position, each Option in which the OM London Exchange is a buyer from a member being matched by an Option in which the OM London Exchange is the seller.

Following exercise of an Option by a member, a written Option in the same series as the exercised Option will be exercised against. The assigned member thus becomes liable to deliver the relevant stock or to pay the settlement amount for a cash-settled Option to the OM London Exchange. A fuller description of the rights and obligations of a member in relation to these Options is set out in full in the OM London Exchange’s Rulebook.

The OM London Exchange will establish a customer account for a given investor if the member with which the investor is dealing requests that the OM London Exchange do so and the member submits a “customer undertaking” signed by such investor. The customer undertaking is a document that establishes a direct legal relationship between the investor and the OM London Exchange. Where a customer account has been established for an investor, the investor and the member with which the investor is dealing are jointly and severally liable to the OM London Exchange for Options registered in such customer account, the investor may provide collateral directly to the OM London Exchange (instead of with the member with which the investor is dealing), and, in the event of a default by such member, the OM London Exchange will seek to transfer the Options to another member with which the investor may do business.

The OM London Exchange’s Stock Options are “American” in style and may accordingly be exercised at any time during the lifetime of the Option in accordance with the OM London Exchange’s Rules. The OM London Exchange’s Index Options are “European” in style and may accordingly only be exercised during a specified period immediately prior to expiration in accordance with the OM London Exchange’s Rules.

All Options which are “in the money” at expiration will be exercised automatically by the OM London Exchange unless the holder of the Option informs the OM London Exchange in writing that it does not wish to exercise the Option within thirty minutes of the close of trading in such Option on the expiration day.

Members wishing to exercise Options not subject to automatic exercise must submit exercise orders to the OM London Exchange within the deadlines prescribed in the OM London Exchange’s Rules.

While an “American” — style Option can normally be exercised at any time prior to its expiration and a “European” — style Option can ordinarily be exercised during its exercise period, the OM London Exchange has the authority to restrict the exercise of Options at certain times in specified circumstances. The circumstances in which the OM London Exchange may restrict the exercise of options are those that, in the OM London Exchange’s view, threaten to have an adverse effect on the OM London Exchange or its ability to clear transactions and where a customer of a member is in default. In this latter context, the member may be restricted from exercising rights in relation to contracts registered in the customer’s account. To date, the OM London Exchange has not exercised its authority to restrict the exercise of options.

It is also possible that a court, the FSA or another regulatory agency having jurisdiction would impose a restriction which would have the effect of restricting the exercise or settlement of an Option. If a restriction on exercise or settlement is imposed at a time when trading in the Option has also been halted, holders of that Option may be locked into their positions, and the OM London Exchange may not be able to fulfil the obligations described above, until one of the two restrictions has been lifted. Further, certain restrictions could completely prevent exercise, in which event an Option would expire worthless.

Each clearing member of the OM London Exchange must have net current assets in excess of GBP1 million and capital which is non-distributable in excess of GBP500,000. Members are required to deposit and maintain margin with the OM London Exchange to cover their obligations to the OM London Exchange in respect of Options registered in their accounts. Members may provide collateral in a number of different forms, including cash, bank guarantees, equities and government securities. Margin deposited by a member may only be applied to the obligations of that member and may not be applied to the obligations of any other member or the obligations of the OM London Exchange itself.

The OM London Exchange does not operate any form of clearing fund under which a member is required to deposit funds with the OM London Exchange to protect the OM London Exchange from losses. The OM London Exchange does not have the right to require members to make any contributions to cover any loss the OM London Exchange may suffer. However, in common with other recognised investment exchanges in the UK, the OM London Exchange has default rules which allow it to take action to close out the positions of a defaulting member.

In the event of a default by a member (either directly or resulting from a the default by one of the member’s customers), the OM London Exchange will invoke the default rules set out in the OM London Exchange’s Rulebook. These default rules, in common with the default rules of other recognised investment exchanges in the UK, have been given statutory protection by Part VII of the Companies Act 1989 from the operation of the general provisions of insolvency law and are designed to enable the OM London Exchange to close out all outstanding contracts with the defaulting member to produce a default settlement amount payable either by the defaulting member or by the OM London Exchange. A number of ancillary processes are available to the OM London Exchange in such situations, including the power to sell the collateral, the right to terminate transactions or to exercise Stock Options and in relation to the failure by the member to comply with its obligation to deliver stock to the OM London Exchange. These powers are set out in the OM London Exchange’s Rulebook. Where a defaulting member acts as broker for one or more investors who have established customer accounts with the OM London Exchange as described above, the OM London Exchange will seek to transfer the Options registered in such customer accounts to another member with which the investors may do business. In the event of a default by the OM London Exchange, members of the exchange could call on Stockholmsbörsen to meet their claims against the OM London Exchange under the terms of the guarantee issued by Stockholmsbörsen, which is described below.

Stockholmsbörsen, the parent company of the OM London Exchange, guarantees, as its own debt, the due and punctual fulfilment of all present and future obligations arising from options contracts entered into by the OM London Exchange and its members in accordance with the Rules and Clearing Agreement of the OM London Exchange. Stockholmsbörsen is a wholly owned subsidiary of OM. Stockholmsbörsen can terminate the guarantee by giving the OM London Exchange three months advance written notice, but the guarantee will remain in force for any contracts entered into before the termination for a period of twelve months after the date of termination. OM London Exchange members are the sole express beneficiaries of Stockholmsbörsen’s guarantee of the OM London Exchange’s obligations.

The OM London Exchange has been advised that the guarantee of the OM London Exchange’s obligations, which is governed by Swedish law, does not confer any rights to claim under the guarantee on any persons other than OM London Exchange members.

STOCK OPTIONS

The OM London Exchange lists standardised stock options with a lifetime of six months based on the stocks of companies listed on the Swedish Stock Market.

The Stock Options registered on this Registration Statement are standardised stock options based on the stocks of certain companies listed on the Swedish Stock Market, each of which is subject to the periodic reporting requirements of the Exchange Act and, accordingly, files certain reports with the SEC.

Copies of these reports may be inspected, or copied on payment of an appropriate fee, at public reference facilities maintained by the SEC at 450 Fifth Street, NW, Washington, DC 20549, or may be obtained from the SEC’s Internet address: http://www.sec.gov.

The primary listing of each of the stocks on which the OM London Exchange lists standardised stock options contracts is on the Swedish Stock Market. Some of these stocks are also traded on the SEAQ International facility of the London Stock Exchange. American Depositary Receipts (“ADRs”) for certain of these stocks are also listed on a national securities exchange in the U.S. or are traded on Nasdaq.

The stocks on which the OM London Exchange lists Stock Options registered on this registration statement include the following:

Astra Zeneca
Electrolux B
Ericsson B
TELE2 B
Scania B
SKF B
Swedish Match
Volvo B

The OM London Exchange lists standardised Stock Options in six expiration cycles. Stock Options in expiration cycle 1 fall due for expiration in January, April, July and October. Stock Options in expiration cycle 2 fall due for expiration in February, May, August and November. Stock Options in expiration cycle 3 fall due for expiration in March, June, September and December. Stock Options in expiration cycle 4 fall due for expiration in January, March, May, July, September and November. Stock Options in expiration cycle 5 fall due for expiration in February, April, June, August, October and December. Stock Options in expiration cycle 6 fall due for expiration in each calendar month.

The OM London Exchange also lists long Stock Options with a lifetime of two years. These are also listed in three expiration cycles. Long Stock Options in expiration cycle 1 and 4 fall due for expiration in January in the expiration year for such Options. Long Stock Options in expiration cycle 2 and 5 fall due for expiration in February in the expiration year for such Options. Long Stock Options in expiration cycle 3 fall due for expiration in March in the expiration year for such Options.

For the purposes of expiration cycle 6, Long Stock Options are for a lifetime of either one year or two years. The Long Stock Options with a lifetime of one year fall due for expiration in May, August and November in the expiration year for such Options. The Long Stock Options with a lifetime for two years fall due for expiration in February in the expiration year for such Options.

The OM London Exchange’s standardised stock options contracts are “American” in style (and, as such, may be exercised at any time prior to expiration) and may be calls or puts. The OM London Exchange’s standardised stock option contracts normally correspond to 100 shares of the underlying stock.

All standardised Stock Options expire on the third Friday of the expiration month. The last trading day for a standardised Stock Options series is the trading day prior to the expiration day for such series. The expiration value of such Stock Options is the last paid price recorded for such stock on the Swedish Stock Market on the expiration day.

The premium settlement day for the OM London Exchange’s Stock Option contracts is the first Swedish bank day after the day on which the transaction is effected. Settlement of the OM London Exchange’s Stock Options following exercise is effected by delivery of the corresponding amount of the underlying stock against payment of the settlement amount. This delivery and the correlative payment is due on the third Swedish bank day after the expiration day. The OM London Exchange’s standardised stock option contracts do not provide for cash settlement or for the delivery of ADRs representing the underlying stock in performance of settlement obligations.

INDEX OPTIONS

INDEX OPTIONS ON THE OMX STOCK INDEX

THE OMX INDEX — INTRODUCTION

OM is the owner of the OMX Index. OM has granted the OM London Exchange and Stockholmsbörsen the right to use the OMX Index in connection with the trading of futures and options contracts based on the OMX Index on their respective exchanges.

Stockholmsbörsen acts as the Index Provider or Indexer. Stockholmsbörsen has appointed the independent Swedish company, SIX AB, to act as the Index Calculator for the OMX Index and to calculate the OMX Index in accordance with the rules of the OM London Exchange and Stockholmsbörsen. SIX AB has acted as the Index Calculator for the OMX Index since September 1986.

Stockholmsbörsen has also appointed an independent Index Ombudsman responsible for supervising the action of the Index Calculator, particularly with reference to adjustments of the OMX Index, verifying the expiration values and other related matters. The Index Ombudsman is KPMG Bohlins AB, the Swedish arm of the international accountancy practice, KPMG Peat Marwick L.L.P. KPMG Bohlins AB has acted as the Index Ombudsman since September 1986.

TYPE OF INDEX

The OMX Index was launched in Sweden in September 1986. Trading in options contracts based on the OMX Index was introduced by Stockholmsbörsen in December 1986. The OMX Index is a capital-weighted index and is designed to reflect the development of the Swedish equity market. It comprises the 30 most liquid stocks traded on the Swedish Stock Market.

From May 26, 2000, U.S. investors were prevented from entering into opening purchase or opening sale transactions for OMX Index options contracts. U.S. investors that were existing holders (writers) of OMX Index options contracts issued before May 26, 2000 were accordingly restricted to entering into closing sale (closing purchase) transactions for such OMX Index options contracts. OM London Exchange reserved the right, without obligation, to allow U.S. investors that were existing holders (writers) of OMX Index options contracts expiring on or after May 26, 2000, to enter into closing sale (closing purchase) transactions for such options contracts and simultaneously enter into opening purchase (opening sale) transactions in OMX Index options with the same terms, but expiring on the next expiration Friday. As of the 23 April 2001, the OM London Exchange lifted the restriction on U.S. Investors from entering into opening purchase or opening sale transactions for OMX Index Options Contracts.

The trading volume of OMX Index stocks represents approximately 66% of all trading on the Stockholmsbörsen. As of 1 January 2003 the OMX Index was comprised of the following stocks:

ABB
Alfa Laval
Assa Abloy B
AstraZeneca
Atlas Copco A
Atlas Copco B
Autoliv Inc
Eniro
Electrolux B
Ericsson B
FöreningsSparbanken
Hennes & Mauritz B
Holmen B
Investor B
Nokia
Nordea
Sandvik
SCA B
Securitas B
S-E Banken A
SHB A
Skandia
Skanska B
SKF B
Stora Enso R
Swedish Match
Tele2 B
TeliaSonera
Volvo B

The base level of the OMX Index was set at 500 in September 1986 and it is calculated continuously on all Swedish bank days using automated data from the Swedish Stock Market. The OMX Index is calculated by reference to the last sale price for each constituent stock of the index.

On 27 April 1998, the OMX Index was split by a factor of four, resulting in its value being reduced by the same factor. This was achieved by dividing the value of the Index by four. On 24 April 2003 the OMX Index was valued at 503.70.

AVAILABILITY

The OMX Index is available real time on SIX (one of the leading stock market information services in Sweden), Reuters, Telerate, Bloomberg, Bridge and other quote vendor systems which disseminate the information throughout the world. In addition, OMX information is available free of charge to the public in Sweden by way of the text-tv system of the Swedish public service television network. Information provided by this facility is subject to a 15 minute delay. The OMX Index is also published daily in the Financial Times, in the following national Swedish newspapers: Svenska Dagbladet, Dagens Nyheter, Dagens Industri, Finanstidningen, Sydsvesnka Dagbladet and Goteborgsposten and in approximately ten regional or local newspapers in Sweden.

INDEX CONSTRUCTION AND MAINTENANCE

     The OMX Index currently comprise the 30 most actively-traded stocks, calculated in Swedish Kronor (or “SEK”), on the Swedish Stock Market during the six month control period June 2000 to December 2000.

Stocks which are included in the OMX Index are referred to as Index Stocks. More than one class of an issuer’s stock can be an Index Stock if each such class separately qualifies as an Index Stock.

If during any control period an Index Stock is not among the 45 most actively-traded stocks on the Swedish Stock Market, the Index Stock will be replaced by the non-Index Stock which has the highest traded volume on the Swedish Stock Market during such control period. If one of the 15 most actively traded stocks on the Swedish Stock Market during the control period is not an Index Stock, that stock will replace the Index Stock which has the lowest traded volume.

If a significant portion of the trading volume of a stock which qualifies as an Index Stock is attributable to a few transactions or to transactions within a limited time period so that the recorded volume is considered by the Index Calculator not to be representative, the Index Calculator may decide that the stock will not be included as an Index Stock. Moreover, if the volume of trading in an Index Stock in the opinion of the Index Calculator is so low that price information for such stock is no longer satisfactory (for example, where the price paid required to be used in the index calculations significantly deviates from the current bid and ask price), the Index Calculator may decide that the stock will be excluded as an Index Stock. Such action may only be taken after approval from the Index Ombudsman. There are no formal constraints on the timing of the publication of a notice indicating that a given stock has been excluded as an Index Stock, but notice of such action will, if possible, be announced not less than two trading days before it is taken.

If an Index Stock is delisted from the Swedish Stock Market, the Index Calculator may decide that the stock will no longer be an Index Stock. If an Index Stock becomes the object of a takeover offer, the Index Calculator may decide that the stock will no longer be an Index Stock. Such a measure will, if possible, be published in an index announcement to members not later than two trading days before it is taken.

The composition of the OMX Index Index is reviewed in June and December of each year, with any constituent changes being implemented on the first trading day following the expiration of the OMX Options contracts which normally takes place on the fourth Friday of the same month. The OM London Exchange announces the composition of the OMX Index before each six month period.

CALCULATION OF AVERAGE INDEX

In calculating the average OMX Index for a trading day (the “Average Index”), the price of each Index Stock is calculated by reference to the aggregate trading volume that day in Swedish Kronor for the specific Index Stock divided by the corresponding number of such shares dealt on the day in question (“average price”). When calculating the average price for an Index Stock, transactions which have been carried out at a price which is outside the range of the highest bought price and the lowest sell price for such stock at that time are not taken into account.

If the Index Calculator is unable to calculate the average price for an Index Stock on a particular day because no transactions have been carried out in such stock, its price will be the average price for such stock on the last trading day on which it was possible to calculate the average price as described above. If the Index Calculator considers that the price of one or more Index Stocks on a particular trading day has been unduly influenced so that the Average Index cannot be calculated in a representative way, the Index Calculator may use the average prices for that Index Stock for the last trading day before the day on which such factors arose. Such action may only be undertaken with the prior approval of the Index Ombudsman and will be announced.

If, in the opinion of the Index Calculator, technical or other reasons render the automatic transmission of price information from the Swedish Stock Market either wholly or partially unavailable, or if such price information is unreliable or in any other way fails to reflect the development of an Index Stock, the Index Calculator may use another source of information and thereby apply other bases for the calculation of the Average Index.

PRICE CALCULATION OF THE OMX INDEX

The index values of the OMX Index is calculated real time and published every minute, to two decimal places, by SIX AB between 9:30 am and 5:30 pm (Stockholm time) on Swedish bank days. These prices are fed into the Click dealing system used by the OM London Exchange and Stockholmsbörsen and are revised on screen instantaneously.

The prices for a particular Index Stock which are used in the calculation of the OMX Index Value during the trading day are the last sale prices on the Swedish Stock Market in that Index Stock. The OMX Index Value accordingly reflects the last paid prices for each of the constituent stocks of the OMX Index.

EXPIRATION SETTLEMENT PRICE FOR OMX INDEX OPTIONS

The expiration settlement price for the OMX Index is the average of the index values for the OMX Index for the Swedish bank day immediately preceding the expiration date calculated in accordance with the Conditions for the OMX Index, which are set forth in the OM London Exchange’s Rulebook. The expiration settlement price of the OMX Index that is to be used as the basis for cash settlement of an Option is calculated by the Index Calculator and is ratified by the Index Ombudsman on the Swedish bank day immediately following the expiration date. The OM London Exchange notifies all OM London Exchange members of the determined expiration settlement price of the OMX Index.

ADDITIONAL INFORMATION

Certain additional information, which is neither part of this Prospectus nor incorporated herein in any way, can be obtained as described below:

1.	The document entitled “Special Characteristics and Risk of Options Contracts Traded at the OM London Exchange,” referred to on the cover page of this Prospectus, may be obtained from the OM London Exchange (on request by mail to 131 Finsbury Pavement, London EC2A 1NT, England or by telephone to Telephone: 011 (44) 20 7065 8000 or from a U.S. broker that is a member of the OM London Exchange or that maintains a correspondent relationship with an OM London Exchange member.

2.	The Memorandum and Articles of Association of the OM London Exchange and the OM London Exchange’s Rulebook, as the same may be amended from time to time, may be obtained from the OM London Exchange on payment of an appropriate fee.

3.	The financial statements of the OM London Exchange and Stockholmsbörsen and certain additional information contained in Part II of the registration statement of which this Prospectus forms a part, other than exhibits, may be obtained without charge on request from the OM London Exchange at 131 Finsbury Pavement, London, England EC2A 1NT, telephone: 011 (44) 20 7065 8000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 4.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

DIRECTORS

The OM London Exchange is managed by a Board of Directors consisting of three directors, none of which hold office for a fixed term. As of the effective date of this Registration Statement, the directors, executive officers and significant employees of the OM London Exchange are as follows:

PETER ANTHONY COX, age 55, is director of the OM London Exchange and Chief Executive. He joined the OM London Exchange in January 1993 as Business Development Director and served as Managing Director, Business Development before becoming Chief Executive. Prior to joining the OM London Exchange, Peter Cox was responsible for the design of the Talisman equity settlement system and the strategic plan for Big Bang at the London Stock Exchange in London. From 1985 to 1992 he was principally involved in the International Equity market, having been responsible for the initiation of SEAQ International and its growth to be the largest cross-border equity market in the world. He spent the early part of his career in the automotive and computer industries before joining the London Stock Exchange in 1976. Peter Cox is also a director of OM Information Limited and OM Technology UK Limited.

KERSTIN HESSIUS, age 44, has been a director of the OM London Exchange since September 2001. She is also the President of Stockholmsbörsen and Head of the Business Area “Stockholmsbörsen” at OM. Kerstin Hessius’ background is that of an economist. Before joining Stockholmsbörsen, Kerstin Hessius gained considerable experience at Alfred Berg, one of the major Swedish investment banks, and in her capacity as a deputy Governor at Riksbanken (the Central Bank of Sweden). Kerstin Hessius is also a director of Stockholmsbörsen and of OM.

CLIVE MACE GILCHRIST, age 52, has served as a director of the OM London Exchange since November 1992. Mr. Gilchrist is a Member of the Securities Institute, a Fellow of the Royal Society of Arts and an Associate of the Institute of Investment Management and Research. He is currently managing director of BESTrustees plc and has previously served on the Council of the National Association of Pension Funds, acting as its Vice President from 1992 to 1994, the City Panel on Takeovers and Mergers from 1986 to 1992 and the Institutional Investors Advisory Group from 1990 to 1993. During 1993, Mr. Gilchrist was part of the Department of Trade and Industry’s Task Force on Financial Deregulation. Clive Gilchrist is also a director of Aberdeen Trust plc, Argosy Asset Management Australia Limited (AUST), BEST Group Finance Ltd, BEST Securities Limited, BESTrustees plc, BET Pension Trust Ltd, British Empire Securities & General Trust plc, Eagle Star Pension Trustee Ltd, Kensington High Street Properties Limited, Rank Xerox Pensions Limited, St Andrew’s Park of Norwich Limited, Towry Law plc, and Turkey Trust plc.

CATARINA FRITZ, age 39, has served as a non-executive director of OM London Exchange since June 2002. Ms Fritz is also the Senior Vice President, Head of Corporate Functions, at Stockholmsbörsen. Ms Fritz’s background is that of a Certified Public Accountant. Before joining Stockholmsbörsen, Ms Fritz gained considerable experience as a managing director of the largest investment company in Sweden. Prior to that, Ms Fritz worked as a Certified Public Accountant in an audit department of PriceWaterhouseCoopers.

DR JILL NICOLA NICHOLLS, age 45, has served as a non-executive director of OM London Exchange since June 2002. Dr Nicholls is a director of Charterhouse Development Capital Limited. After gaining 14 years of full time experience within private equity with Charterhouse Development Capital, Dr Nicholls reduced work to half-time in order to work with companies in which Charterhouse has invested, in a non-executive director capacity, thus enabling her to gain invaluable experience in transactions relating to ownership matters, funding, flotation (main market and AIM) and personnel.

NON-DIRECTOR EXECUTIVE OFFICERS

DEREK RONALD JAMES OLIVER, age 50, is Director of Legal Affairs, Company Secretary, and Compliance Officer, and has been responsible for these functions since September 1990. He is a member of the Law Society and was admitted to the Roll of Solicitors in England and Wales in April 1979. From 1986 to the time at which he joined the Registrant he worked as an assistant in the London office of the international legal practice, Linklaters & Paines. While at Linklaters & Paines, Derek Oliver worked primarily in the fields of corporate and financial services law, undertaking a diverse range of work on behalf of clients of the firm.

SIGNIFICANT EMPLOYEES

WESLEY LAMAR BETSILL, age 42, served as Head of Clearing and Finance from May 1998 until February 1999 when he assumed the position of Head of Operations. He has a total of ten years of experience in the derivatives industry, including four years with OM Stockholm Clearing where he was Deputy Head and focused on project development issues from a Clearing and Back Office perspective. He started his career on the floor of the Chicago Mercantile Exchange specialising in livestock futures and later headed up the Back Office for an American FCM (Futures Commission Merchant.) He also worked in the automotive finance industry.

ITEM 5.  LEGAL PROCEEDINGS

None.

ITEM 6.  LEGAL OPINION AND EXPERTS

The financial statements of OM London Exchange, appearing in this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The financial statements of Stockholmsbörsen, appearing in this Registration Statement have been audited by Ernst & Young AB, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

ITEM 7.  FINANCIAL STATEMENTS

Set forth below are the audited balance sheets as of 30 June 2002 and 31 December 2001 and 2000 and the related audited profit and loss accounts and statements of cash flows for each of the three years in the period ended December 2001 together with the unaudited profit and loss account and statement of cash flows for the six month period ended 30 June 2001 of OM London Exchange. These financial statements do not constitute statutory accounts within the meaning of section 240 of the Companies Act. Statutory accounts for the six months ended 30 June 2002 and for each of the three years in the period ended 31 December 2001, on which the auditors have given unqualified opinions, have been delivered to the

Registrar of Companies for England and Wales. Also set forth below are the audited balance sheets as of 31 December 2002 and 2001 and the audited statements of income and cash flows for each of the three years in the period ended December 31, 2002 of Stockholmbörsen.

On the basis that no relationships exist, contractual or otherwise, between OM and Stockholmsbörsen and OM and OM London Exchange that would require OM to satisfy obligations of either entity, it is appropriate to exclude the separate financial statements of OM because they are not material to investors or customers of the OM London Exchange. Moreover, the inclusion of such financial statements may be misleading since it may lead investors and customers of the OM London Exchange to assume, erroneously, that OM’s assets are available to satisfy OM London Exchange’s and Stockholmsbörsen’s obligations.

ITEM 8.  UNDERTAKINGS

The undersigned Registrant hereby undertakes to file a post-effective amendment not later than 120 days after the end of each fiscal year subsequent to that covered by the financial statements presented herein, containing financial statements meeting the requirements of Regulation S-X and the supplementary financial information specified by Item 302 of Regulation S-K.

The undersigned Registrant hereby undertakes not to issue, clear, guarantee or accept any security registered herein until there is a definitive options disclosure document meeting the requirements of Rule 9b-1 of the Securities Exchange Act of 1934, as amended, with respect to the class of options.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Amendment No. 7 to this Form S-20 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorised in London, England on 30th April 2003.

OM LONDON EXCHANGE LIMITED

By: /s/ Peter Anthony Cox

Peter Anthony Cox, Director & Chief Executive

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Peter Anthony Cox Director & Chief Executive (principal executive officer)	London, England	30th April 2003

Kerstin Hessius Director	Stockholm, Sweden	30th April 2003

Catarina Fritz Director	Stockholm, Sweden	30th April 2003

Clive Mace Gilchrist Director	London, England	30th April 2003

Dr J. Nicola Nicholls Director	London, England	30th April 2003

Derek Ronald James Oliver Director of Legal Affairs, Company Secretary, and Compliance Officer	London, England	30th April 2003

Tod Soderquist Authorised Representative of the Registrant in the United States	London, England	30th April 2002

POWER OF ATTORNEY

Each person whose signature appears above authorizes Derek Ronald James Oliver to execute in the name of each such person, and file, any amendments to this Registration Statement necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such changes herein as any of the above-named individuals deems appropriate.

*Derek Ronald James Oliver	London, England	30th April 2003
Director of Legal Affairs,
Company Secretary, and Compliance Officer

DEREK OLIVER

OM LONDON EXCHANGE LIMITED

EXHIBIT INDEX

Exhibit
Number	Description of Document

23.1	Consent of Ernst & Young LLP, London
23.2	Consent of Ernst & Young AB, Stockholm
99.A	OM London Exchange Accounts
99.B	Stockholmsbörsen Accounts